

November 9, 2021

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St., Suite 2100
Houston, Texas 77002

> **Re: Targa Resources Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Response dated October 27, 2021**
> **File No. 001-34991**

Dear Ms. Kneale:

We have reviewed your October 27, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

Response dated October 27, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Our Non-GAAP Financial Measures, page 64

1. We note your response to our prior comment 1. It appears that the Gross margin presented to reconcile to non-GAAP Adjusted gross margin is calculated without subtracting the Operating expenses line item. For the non-GAAP Adjusted gross margin measure you present, the most directly comparable GAAP-basis measure appears to be a fully burdened gross margin. Please revise your presentation accordingly.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation